EXHIBIT 21.1
Subsidiaries of Haights Cross Communications, Inc.

Subsidiary Name	State of Incorporation
Haights Cross Operating Company	Delaware

Haights Cross Operating Company Subsidiaries:

Sundance/Newbridge Educational Publishing, LLC	Delaware

Triumph Learning, LLC	Delaware

Recorded Books, LLC	Delaware

Oakstone Publishing, LLC	Delaware

Recorded Books, LLC Subsidiary:

WF Howes Limited	United Kingdom